EXHIBIT 11
                                                                  ----------
            FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                 Computation of Earnings Per Share

                                           Primary
                           --------------------------------------
                                    Year Ended December 31,
                           --------------------------------------
                                1995         1994          1993
                                ----         ----          ----
Weighted average shares:
  Shares outstanding         12,351,622   12,265,240   10,490,083
  Estimated increase in
   shares outstanding due
   to allowed claims
   exceeding $85 million (1)    707,693      823,035    2,942,977
  Less treasury stock        (2,395,295)  (2,395,295)  (2,395,295)
  Net effect of dilutive
   warrants based on the
   treasury stock method        415,769      376,287        -
  Contingent issuance -
   Holders of FCI Notes (2)        -            -           -
                             ----------   ----------  -----------
Totaled weighted average
 shares outstanding          11,079,789   11,069,267   11,037,765
                             ==========   ==========   ==========

Net earnings                 $8,029,000  $12,269,000   $7,170,000
                             ==========  ===========   ==========

Earnings per share                 $.72        $1.11        $0.65
                                   ====        =====        =====

                 Fully Diluted
      -----------------------------------
            Year Ended December 31,
      -----------------------------------
          1995        1994         1993
          ----        ----         ----
      12,351,622  12,265,240   10,490,083



         707,693     823,035    2,942,977
      (2,395,295) (2,395,295)  (2,395,295)


         435,811     392,519       66,667

         588,235     588,235      588,235
      ----------  ----------   ----------

      11,688,066  11,673,734   11,692,667
      ==========  ==========   ==========

      $8,029,000 $12,269,000   $7,170,000
      ========== ===========   ==========

            $.69       $1.05        $0.61
            ====       =====        =====

(1) In accordance with the terms of the plans of reorganization, the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares issued will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the allowed unsecured claims divided by $85 million. For purposes of the earnings per share computation, the estimated amount of allowed claims, exclusive of the contingent issuance for the holders of the FCI Notes, totaled $111 million as of December 31, 1995.

(2) In accordance with the terms of the plans of reorganization, Fairfield has reserved, but not issued, 588,235 shares of Common Stock for the benefit of the holders of the FCI Notes in the event the proceeds from the sale of the collateral securing the FCI Notes, or the value of any such collateral not sold, is insufficient to repay the FCI Notes.